                                                                 EXHIBIT 3
 SUPPLEMENT DATED JANUARY 23, 1996 TO OFFER TO PURCHASE DATED NOVEMBER 29, 1995
                           KUHLMAN ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                              KUHLMAN CORPORATION
                         HAS INCREASED THE OFFER PRICE
                                       TO
                              $14.00 NET PER SHARE
                                     IN ITS
                           OFFER TO PURCHASE FOR CASH
                 ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           COMMUNICATION CABLE, INC.
   THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 15, 1996, UNLESS EXTENDED. TENDERS OF SHARES MAY BE WITHDRAWN AT ANY TIME PRIOR THERETO AND, UNLESS THERETOFORE ACCEPTED FOR PAYMENT, AT ANY TIME THEREAFTER. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, EXCLUDING THE SHARES BENEFICIALLY OWNED BY THE PURCHASER, CONSTITUTES AT LEAST A MAJORITY OF THE COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION") AND (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NORTH CAROLINA CONTROL SHARE ACQUISITION ACT HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THAT ALL SHARES THEN OWNED BY THE PURCHASER HAVE, AND ALL SHARES TENDERED FOR PURCHASE PURSUANT TO THE OFFER WILL HAVE, UPON PURCHASE BY THE PURCHASER, THE SAME VOTING RIGHTS AS ALL OTHER SHARES NOT CONSTITUTING "INTERESTED SHARES" WITHIN THE MEANING OF SUCH ACT (THE "VOTING RIGHTS CONDITION").
                                   IMPORTANT
     Any holder of Shares desiring to tender all or any portion of such Shares should either (1) complete and sign the Letter of Transmittal accompanying the Offer to Purchase (as defined herein) or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it with such holder's stock certificates, and any other required documents, to the Depositary (or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, if such means are available to such holder) or (2) request such holder's broker, dealer, bank or other nominee to effect the transaction for such holder. A holder whose Shares are registered in the name of a broker, dealer, bank or other nominee must contact such broker, dealer, bank or other nominee to tender such Shares.
     Any holder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer of Shares, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement and the Letter of Transmittal may be directed to the Information Agent.
                    The Information Agent for the Offer is:
                                   GEORGESON
                                 & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                        (800) 223-2064 (call toll-free)
                (212) 440-9800 (banks and brokers call collect)

TO THE SHAREHOLDERS OF
  COMMUNICATION CABLE, INC.:
     The following information (the "Supplement") amends and supplements the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") of Kuhlman Acquisition Corp., a North Carolina corporation (the "Purchaser") and a wholly-owned subsidiary of Kuhlman Corporation ("Kuhlman"). The Purchaser has amended the terms of its offer and is now offering to purchase any and all outstanding shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Communication Cable, Inc., a North Carolina corporation (the "Company"), at a price of $14.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, in this Supplement (which in itself amends and restates the Supplement dated January 17, 1996 to the Offer to Purchase) and in the Letter of Transmittal accompanying the Offer to Purchase (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").
     EXCEPT AS OTHERWISE STATED HEREIN, THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER. TERMS NOT DEFINED HEREIN HAVE THE MEANINGS SET FORTH IN THE OFFER TO PURCHASE. THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.
     Procedures for accepting the Offer and tendering Shares are set forth in
Section 3 of the Offer to Purchase. Tendering Shareholders should use the Letter of Transmittal previously circulated with the Offer to Purchase. Although the Letter of Transmittal refers to an Offer Price of $12.00 per Share and does not mention this Supplement, by using the Letter of Transmittal to tender their Shares holders will nevertheless receive $14.00 net per Share for each Share validly tendered and not withdrawn and accepted for payment pursuant to the Offer, subject to the terms and conditions of the Offer as amended by this Supplement. Shareholders who have previously validly tendered and not withdrawn their Shares pursuant to the Offer are not required to take any further action in order to receive, subject to the conditions of the Offer, the Offer Price of $14.00 net per Share, if the Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.
     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, EXCLUDING THE SHARES BENEFICIALLY OWNED BY THE PURCHASER, CONSTITUTES AT LEAST A MAJORITY OF THE COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (THE MINIMUM TENDER CONDITION) AND (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NORTH CAROLINA CONTROL SHARE ACQUISITION ACT HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THAT ALL SHARES THEN OWNED BY THE PURCHASER HAVE, AND ALL SHARES TENDERED FOR PURCHASE PURSUANT TO THE OFFER WILL HAVE, UPON PURCHASE BY THE PURCHASER, THE SAME VOTING RIGHTS AS ALL OTHER SHARES NOT CONSTITUTING "INTERESTED SHARES" WITHIN THE MEANING OF SUCH ACT (THE VOTING RIGHTS CONDITION). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE, IN THIS SUPPLEMENT AND IN THE LETTER OF TRANSMITTAL.
     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. SUCH SOLICITATIONS ARE TO BE MADE PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.
     The Offer will expire at 5:00 p.m., New York City time, on Thursday, February 15, 1996, unless extended.
     According to the Company's most recent relevant public disclosure, on January 16, 1996 there were issued and outstanding 2,641,033 Shares, and on that date there were 239,469 Shares reserved for issuance under various Common Stock purchase options. (Kuhlman cannot determine how many options are currently exercisable.) The Company has also disclosed that it has granted to Pentair, Inc. ("Pentair") an option to purchase up to 300,000 shares of Common Stock at $13.50 per share, exercisable until February 22, 1996. Kuhlman Acquisition Corp. owns 315,703 Shares, of which all but 100 Shares have been acquired by purchase from James R. Fore, the Company's President and Chief Executive Officer. Assuming that Pentair exercises its option in full but that no other shares of Common Stock are issued after January 16, 1996 (whether or not issued pursuant to the exercise of options), the Minimum Tender Condition will be satisfied if an aggregate of 1,470,517 Shares are validly tendered into the Offer by the Expiration Date and not withdrawn, with the result that, upon purchase of the tendered Shares, the Purchaser will own at least 1,786,220 Shares. The actual number of Shares that constitutes the Minimum Tender Condition will depend on the Company's capital accounts as they exist when the Offer is consummated. At the close of business on January 22, 1996, 94,428 Shares had been tendered and not withdrawn.
     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
                                       2

     1. AMENDED TERMS OF THE OFFER; NUMBER OF SHARES. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and purchase any and all Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date (as hereinafter defined). The term "Expiration Date" shall mean 5:00 p.m., New York City time, on Thursday, February 15, 1996, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.
     2. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, at any time after the Expiration Date.
     3. MARKET FOR COMMON STOCK. On January 22, 1996, the last full day of trading prior to the date of this Supplement, the last sale price for the Common Stock, as reported by NASDAQ, was $14 1/8 per Share. The high and low closing sale prices per Share, as reported by NASDAQ for the first quarter (through January 22, 1996) of the fiscal year ended October 31, 1996, were $14 1/8 and $8.50 per Share, respectively. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.
     4. CERTAIN INFORMATION CONCERNING THE COMPANY. Set forth below is certain selected financial information for the Company for its fiscal year ended October 31, 1995, as excerpted from financial information released to the public by the Company on December 22, 1995. More comprehensive financial information is included in periodic reports and in the other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth in the Offer to Purchase.
                           COMMUNICATION CABLE, INC.
                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                                             YEAR ENDED
                                                                          OCTOBER 31, 1995
                                                                            (UNAUDITED)
Income Statement Information:
  Net Sales...................................................                $ 56,256
  Net Income..................................................                   2,118
  Net Income Per Share........................................                     .80

     The information concerning the Company contained in this Supplement has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although the Purchaser has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, it cannot take responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but are unknown to the Purchaser.
     5. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. On the afternoon of January 15, 1996, counsel to the Company informed acquisition counsel to the Purchaser and Kuhlman that the Company had begun merger negotiations with Pentair and that a Special Committee of the Board of Directors of the Company (the "Special Committee") was even then on the verge of signing a letter of intent with Pentair. Acquisition counsel to the Purchaser and Kuhlman immediately placed a telephone call to counsel to the Special Committee. When he could not make personal contact, he left an oral message, confirmed by telecopier within minutes in the following letter:
                                       3

     MOST URGENT
     Gerald Roach, Esq.
     Smith Anderson, et. al.
     Raleigh, North Carolina
     Dear Mr. Roach:
          I am writing to confirm the substance of the message that I left in your office voice mail at approximately 3:25 p.m. today.
          On behalf of Kuhlman Corporation, I hereby request that Communication Cable, Inc. discuss with Kuhlman the proposed terms and conditions of the letter of intent or any other agreement that CCI is negotiating with Pentair before committing to that agreement or any other understanding looking toward a business combination with Pentair. As you know, Kuhlman Corporation has a history of negotiations with CCI relative to a business combination. Kuhlman Corporation has a tender offer pending with an offered price of $12.00 per share. Kuhlman Corporation has reserved the right to increase or decrease the offered price at any time. Kuhlman Corporation is even now a very substantial shareholder of CCI.
          In view of these considerations, the directors of CCI would best serve the interest of the shareholders of CCI by discussing the proposed terms and conditions of the Pentair agreement before committing to that agreement.
                                         Very truly yours,
                                         /s/ Patrick Daugherty
                                         Patrick Daugherty
     The Purchaser and Kuhlman were given no opportunity to discuss the proposed terms and conditions of the Pentair letter of intent before the Company signed it. Instead, in the early evening of January 15, 1996, counsel to the Special Committee informed acquisition counsel to the Purchaser and Kuhlman that Pentair and the Company had signed a letter of intent looking toward a cash merger at a price of $13.00 per Share.
     Later that same evening, acquisition counsel to the Purchaser and Kuhlman informed counsel to the Special Committee that Kuhlman had decided to increase the purchase price for Shares tendered into the Offer to $13 1/16 per Share.
     At approximately 8:00 a.m. on January 16, 1996, acquisition counsel to the Purchaser and Kuhlman delivered the following letter to counsel to the Special
Committee:
     Dear Mr. Roach:
          This will confirm the substance of the telephone conversation that I initiated with you last night following my receipt of a copy of the letter of intent signed yesterday afternoon by Pentair, Inc. ("Pentair") with your client, Communication Cable, Inc. ("CCI"), and a copy of CCI's press release announcing the signing of that letter of intent.
          On November 29, 1995, through a wholly-owned subsidiary, Kuhlman Corporation ("Kuhlman") commenced a tender offer for any and all outstanding common shares of CCI at a purchase price of $12.00 per share, net to the seller in cash, upon the terms and conditions stated in an Offer to Purchase and related Letter of Transmittal. In doing so Kuhlman reserved the right at any time or from time to time to amend its tender offer in any respect.
          The letter of intent and press release referred to above stipulate a price of $13.00 per share to be paid to CCI's shareholders in the cash merger contemplated by CCI and Pentair.
          I hereby confirm to you my oral advice that Kuhlman has decided to increase the consideration payable for shares tendered into its offer to $13 1/16 per share.
          I am speaking on behalf of Kuhlman with the intention and expectation of inducing reliance by CCI and CCI's directors, officers and professional advisers, including you. Kuhlman's as-yet-unannounced decision to increase the consideration payable in its tender offer to $13 1/16 per share is irrevocable prior to announcement. Payment of that purchase price (or any other purchase price) will of course be subject to the terms and conditions of the Offer to Purchase and related Letter of Transmittal as the same may be amended.
                                       4

          In these particular circumstances, Kuhlman demands that CCI's Board of Directors (i) withdraw its support for the merger proposed by Pentair, (ii) refuse to sign a definitive merger agreement with Pentair, (iii) reevaluate Kuhlman's bid (with a view to endorsing that bid) in light of the increase in the purchase price offered by Kuhlman and (iv) instruct CCI's officers, employees and professional advisers immediately to complete, file with the SEC and disseminate to CCI's shareholders the definitive version of the proxy statement relating to the shareholder meeting required by the North Carolina Control Share Acquisition Act. Kuhlman expects CCI's directors to proceed fairly and impartially, endeavoring to maximize shareholder value, in execution of their legal duties.
                                         Very truly yours,
                                         /s/ Patrick Daugherty
                                         Patrick Daugherty
     During the afternoon of January 16, 1996, counsel to the Special Committee informed acquisition counsel to the Purchaser and Kuhlman that the Special Committee was considering the demands enumerated in such letter.
     At approximately 9:00 p.m. on January 18, 1996, counsel to the Special Committee advised acquisition counsel to the Purchaser and Kuhlman that Pentair was understood to be considering a merger offer at $13.50 per Share. Acquisition counsel replied immediately that Kuhlman was "definitely interested" in responding to such a bid.
     At approximately 10:55 a.m. on Friday, January 19, 1996, acquisition counsel to the Purchaser and Kuhlman telephoned counsel to the Special Committee, reiterated Kuhlman's strong interest in responding to a $13.50 bid and indicated that Kuhlman would be in a position to respond on Monday. Acquisition counsel stated that it would be imprudent for the Special Committee or the Board to act on a definitive merger agreement before Kuhlman could respond to the merger proposal.
     At approximately 12:30 p.m., counsel to the Special Committee telephoned acquisition counsel and advised him that the Special Committee had decided to give both Pentair and Kuhlman until 12:00 noon on Monday to make their best and final offers.
     At approximately 3:00 p.m. on Friday, January 19, 1996, counsel to the Special Committee telephoned acquisition counsel to the Purchaser and Kuhlman, advised him that Pentair had issued an "ultimatum" requiring the Company to respond by 4:00 p.m. that same day and told him that Kuhlman had one hour to submit its own improved bid. Acquisition counsel replied that the accelerated deadline was unfair and unreasonable and demanded that the Company not respond to Pentair's ultimatum.
     On the afternoon of January 20, 1996, counsel to the Special Committee reported to acquisition counsel to the Purchaser and Kuhlman in a telephone conversation that the Special Committee and the Board had taken some action, to be announced early Monday morning, at a cost to the Company that would not preclude a response by Kuhlman.
     Counsel to the Special Committee delivered a copy of the signed Merger Agreement to acquisition counsel to the Purchaser and Kuhlman on the morning of January 22, 1996, concurrently with the Company's issuance of a press release announcing such agreement.
     6. THE STOCK OPTION AGREEMENT. On January 2, 1996, Kuhlman exercised its option to acquire all 315,603 of Mr. Fore's Shares at a purchase price of $12.00 per Share.
     7. SOURCE AND AMOUNT OF FUNDS. The Purchaser has purchased all 315,603 Shares subject to the Stock Option Agreement at an aggregate purchase price of $3,787,236. If all of the remaining Shares subject to the Offer (including Shares underlying outstanding options) are tendered into the Offer and accepted for purchase, then the total amount of funds required by the Purchaser to purchase such Shares pursuant to the Offer and to pay related fees and expenses would be approximately $41 million. The Purchaser expects to obtain all funds needed to consummate the Stock Option Agreement and the Offer by means of capital contributions made by Kuhlman to the Purchaser. Kuhlman plans to use funds available in its cash accounts, together with borrowings from its Banks, to make capital contributions in an amount sufficient to consummate the Offer.
     8. CERTAIN CONDITIONS OF THE OFFER. The Purchaser hereby waives conditions
(a), (f) and (g), as stated in Section 15 of the Offer to Purchase, as they relate to all negotiations, agreements and other circumstances relating to Pentair's interest in the Company, as summarized in the introduction to this Supplement and in Section 5 hereof, to the extent that such negotiations, agreements and other circumstances have been disclosed in reports and schedules filed by the Company with the Commission.
                                       5

     9. CERTAIN LEGAL MATTERS. On December 13, 1995, the FTC ordered early termination, effective that same day, of the waiting period under the HSR Act and the HSR Rules with respect to the proposed acquisition of the Shares.
                                        KUHLMAN ACQUISITION CORP.
January 23, 1996
                                       6

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares should be sent or delivered by each Shareholder or such holder's broker, dealer, bank or other nominee to the Depositary at one of its addresses set forth below:
                        The Depositary for the Offer is:
                        HARRIS TRUST COMPANY OF NEW YORK

           By Mail:                              By Courier:                        By Hand:
      Wall Street Station                      77 Water Street                   Receive Window
         P.O. Box 1023                            4th Floor                  77 Water Street, Fifth
 New York, New York 10268-1023            New York, New York 10005                    Floor
                                                                            New York, New York 10005
                                                By Facsimile:
                                               (212) 701-7636
                                               (212) 701-7637
                                     Confirm Facsimile by Telephone to:
                                               (212) 701-7623

     Any questions or requests for assistance or additional copies of the Offer to Purchase, this Supplement and the Letter of Transmittal may be directed to the Information Agent at its address and telephone number set forth below. You may also contact your local broker, dealer, commercial bank or trust company for assistance concerning the Offer.
                    The Information Agent for the Offer is:
                                   GEORGESON
                                 & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                        (800) 223-2064 (call toll-free)
                (212) 440-9800 (banks and brokers call collect)